Philips announces the acquisition of Traxtal — a medical technology innovator in image-guided procedures

Monday, May 04, 2009

•	Philips becomes one of the leading providers of solutions for medical procedures performed under image guidance

•	Leadership position cemented by combining Traxtal’s advanced computer assisted soft tissue navigation technology and Philips’ leadership in medical imaging

•	Acquisition strengthens Philips’ position as a leading provider of minimally invasive therapy solutions

Amsterdam, the Netherlands and Toronto, Canada – Royal Philips Electronics (AEX: PHI, NYSE: PHG) announced today that it has acquired Canada-based Traxtal Inc., an innovative medical technology company in the field of minimally-invasive instruments and software for image-guided intervention and therapy. Traxtal’s navigation solution functions as a GPS for medical instruments, designed to make interventional radiology procedures more accurate while aiming to reduce contrast, radiation dose and interventional time. Coupled with Philips’ strong position in medical imaging, this acquisition enables Philips to become one of the leading healthcare solutions providers for image guided procedures.

“Image-guided procedures are one of the most important breakthroughs in the healthcare industry in decades. This acquisition allows Philips to significantly enhance its abilities in this rapidly-emerging field, and will help us further realize our ambition to offer the best quality of care in the most efficient way possible,” said Steve Rusckowski, Chief Executive Officer of Philips’ Healthcare sector.

“Philips is already a leader in providing solutions that enable the opening of obstructed arteries under X-Ray guidance. The acquisition of Traxtal, with its innovative technologies in image-based navigation, opens up great opportunities for further cutting edge, minimally-invasive intervention and therapy solutions in combination with our other leading diagnostic and imaging products in Ultrasound, CT and MR. This is consistent with our care cycle approach in key strategic areas such as Women’s Health, Oncology and Cardiology, extending our solutions beyond diagnosis into image guidance and therapy,” Mr. Rusckowski continued.

Traxtal complements Philips’ offering in the area of minimally-invasive procedures. Traxtal’s navigation solution displays, during the procedure, the instrument’s position, orientation, and trajectory on medical images such as Ultrasound or CT. An example is the radiofrequency ablation of liver tumors – during this procedure Traxtal’s PercuNav system helps guide and monitor the positioning of the ablation needle towards the center of the lesion.

Traxtal, headquartered in Toronto, is a pioneer in the innovation, development and manufacturing of computer assisted soft tissue navigation technologies. Traxtal was founded in 1996 to develop advanced instrumentation for image guided intervention, and currently has 45 employees. Philips has had a partnership with Traxtal to provide integrated soft tissue therapeutic and diagnostic navigation solutions since 2006. Traxtal will become part of the Ultrasound business within the Philips Healthcare sector. Financial details of this agreement were not disclosed.

For further information, please contact:
Joon Knapen
Philips Corporate Communications
Tel:  +31 20 59 77477
Email:  joon.knapen@philips.com
Court Elliott
Philips Canada
Tel:  +1 905 201 45 09
Email:  court.elliott@philips.com
Steve Kelly
Philips Medical Systems
Tel:  +1 425 487 7479
Email:  steve.kelly@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.